EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Class A Ordinary Shares, par value $0.0001 per share, of Helix Acquisition Corp. III, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 15, 2026.

ADAR1 CAPITAL MANAGEMENT, LLC

/s/ Daniel Schneeberger
Daniel Schneeberger
Manager

/s/ Daniel Schneeberger
Daniel Schneeberger, in his individual capacity